Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 24, 2014	NR 13 - 2014

Avrupa drills 57.85 meters of massive sulfides at Sesmarias, Alvalade JV Project, Portugal

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SES010, an 800-meter step out to the SE from the initial VMS-style intercept at SES002, intersected 57.85 meters of 0.32% copper, 0.61% lead, 1.95% zinc, 0.45 g/t gold, and 25.1 g/t silver

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Results confirm the potential of a large-scale massive sulfide system target in the Sesmarias area

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Strong structural control and fault displacement within the system are present

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Drill program is continuing.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report drill results from the Sesmarias area of the Alvalade Joint Venture project in the Iberian Pyrite Belt of Portugal.  The Alvalade project is operated by Avrupa and funded by a wholly-owned subsidiary of Antofagasta plc (“Antofagasta”).

Avrupa and Antofagasta have now drilled a further five holes in the Sesmarias area, to follow-up on the initial program completed earlier this year (see AVU news releases of February 27 and May 12, 2014).  The highlight of this follow-up program is a thick massive sulfide intercept in drill hole SES010, which started at a depth of 228.40 meters, and continued for 57.85 meters to 286.25 meters depth.  Average grades for the entire massive sulfide intercept are:  0.32% copper, 0.61% lead, 1.95% zinc, 0.45 g/t gold, and 25.1 g/t silver.  True thickness of the intercept is estimated to be approximately 35 to 40 meters.  The Joint Venture has now completed 13 holes, over a total strike length of 1,700 meters, at Sesmarias, for a total of 3,807 meters in the general target area. The Sesmarias target zone is heavily faulted, and the rocks are strongly contorted and displaced, which makes exploration extremely difficult. Despite these difficulties, the results from the drill programs continue to clearly indicate the potential for a large-scale mineralized system, and further drilling will be planned.

The following updated figures outline the Sesmarias massive sulfide system target area.  Key points to take from the figures include:

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The large scale of a potential Sesmarias system, with previously-documented sulfide mineralization around the peripheries of the present target area;

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The comparison of the size of a potential Sesmarias system to the size of the giant Neves-Corvo deposits, located 50 kilometers southeast of Sesmarias and presently mined by Lundin Mining Company;

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Historic drilling missed the actual target rock package, leaving a 2,500 meter strike length of never-before-been drilled target area at Sesmarias.

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The complicated geology and structure of the Sesmarias area increases the difficulty in locating lenses of massive sulfide mineralization.  Interpretation of the geological, geophysical, and geochemical results is ongoing, and is dedicated to upgrading targets for further drilling in the area.

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New and upgraded understanding of the geology and structure demonstrates potential for further massive sulfide targets in a new zone, located to the east of, and sub-parallel to the present drilling trend.

Sesmarias Target Overview
Drillhole interpretation projected
to the top of bedrock
(~100 meters of young cover rocks)
Sulfide Veins to
Semi-Massive
SES008 - SES009
Massive Sulfide
SES002 - SES007
Massive Sulfide
SES010
Massive Sulfide
SES012
SES013
SES011
Legend
Recent Collars
Mineralization
Gravity High (paleotopography)
Magnetic High (mafic flow)
Fault
Younger Turbitdites
Hangingwall Sedimentary Rocks
Target Package
Hangingwall Volcanic Rocks
Footwall Mafic Rock
Kilometers
0
0.35
0.7
1.4
N

VS trends
within the
Alvalade license
Caveira
Lousal
Aljustrel
Legend
Mines
2014 Holes
Sesmarias
Alvalade JV
Young Cover
VS Trends
Kilometers

The sub-horizontal Neves
Corvo mineral deposit
for comparison
SES008
SES009
SES002 -
SES007
SES012
SES010
SES013
SES011
SES001
Legend
Neves Corvo
Fault
Allochthon
Vol.Sed.
Target Package
Footwall Mafic
Recent Collars
Kilometers

AVRUPA MINERALS

Sesmarias Target - Alvalade JV, Portugal

Ongoing exploration to discover a Neves Corvo-size massive sulfide system

ANTOFAGASTA MINERALS

Figure 1.  General location and overview of the Sesmarias area.  The target area is located approximately seven kilometers south, along trend, of the historic Lousal Mine, and approximately 50 kilometers northwest, along trend, of the operating Neves-Corvo Mine.  In addition, Sesmarias is located 22 kilometers WNW of the operating Aljustrel Mine, located on a separate important mineral trend in the Portuguese portion of the Iberian Pyrite Belt.

Recent Sesmarias intercepts and drill hole summaries:

Hole ID	Total Depth	Description
SES013	401.5 meters

Located 165 meters SE of SES010.  Did not intercept massive sulfide mineralization, probably due to heavy faulting throughout the entire drill hole.  Some massive sulfide fragments located in fault zone, indicating prior presence.  Elevated sulfides in target shale horizons.

SES012	438.1 meters

Target depth contained strong sulfides in black shales above an 11-meter wide fault zone containing abundant pyritic massive sulfide fragments, confirming massive sulfides were present, but were later displaced.  Located approximately half way between SES002 and SES010.

SES011	372.1 meters	Located 750 meters SE of SES010, and 1550 meters SE of SES002. Did not intercept massive sulfide mineralization, possibly due to heavy faulting in/around the target horizon.

SES010	371.1 meters	57.85 meters of massive sulfide mineralization. Located 800 meters SE of SES002. Lower boundary of the massive sulfide mineralization appears to be faulted off.
Massive sulfide mineralization @ 228.40 - 286.25 meters, total of 57.85 meters
	Au (g/t)	Ag (g/t)	Cu %	Pb %	Zn %
57.85 meters (228.40-286.25) @	0.45	25.1	0.32	0.61	1.95
incl 1.1 meters (228.40-229.50) @			1.48
incl 6.5 meters (234.00-240.50) @			0.39
incl 4.4 meters (281.85-286.25) @			0.4

incl 3.5 meters (234.00-237.50) @					4.65
incl 9.0 meters (244.00-253.00) @					3.18
incl 9.5 meters (257.00-266.50) @					2.68
incl 1.0 meter (274.50-275.50) @					3.10

SES009	263.1 meters	Located approximately halfway between SES008 and SES002. Intercepted 2.3 meters of massive sulfide mineralization, mostly pyrite, in graphitic black shales.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “Continuing work in the Sesmarias area shows favorable potential for future success in this apparent massive sulfide system.  The work, to date, has identified a specific and continuous target horizon for massive sulfide mineralization in this part of the Alvalade license.  We have primarily focused on extending strike length of the Sesmarias target, and have yet to seriously test the down-dip potential.  The Joint Venture team is working to unravel the structural complications that have made the Sesmarias work challenging.  Faulting appears to have displaced parts of the sulfide bodies, and with all the new information, we are refining our targeting model in order to better drill Sesmarias in the future.  Our work has also shown a number of new targets nearby, in the Sesmarias area, which we hope to follow-up after more detailed review of the existing drill core.”

While review and re-interpretation continues at Sesmarias, the drilling has moved to other targets along the Neves Corvo trend, south of the Sesmarias area.  The Joint Venture plans to drill up to four more exploration holes through August, and ± 1,400 more meters in this phase of the project.  The targets have been chosen via use of our developing Sesmarias exploration model, with the intent to attempt to open up the Neves Belt between Sesmarias and Aldeia dos Elvas.

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility in Seville, Spain.  ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland.  In the main massive sulfide zones, total copper, silver, lead, zinc, and cobalt results were obtained using a metals’ extraction method developed specifically for analysis of massive sulfide mineralization.  This includes metals’ digestion by strong oxidizing agents, followed by analysis using the industry-standard technique of inductively coupled plasma – atomic emission spectroscopy (ICP-AES).  Total tin results were obtained using a lithium borate fusion with the addition of a strong oxidizing agent, and followed by x-ray fluorescence (XRF) analysis, performed in the ALS Minerals laboratory located in Vancouver, Canada.  In the lower anomalous zone of SES002, all metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals, with the exception of tin, which was not re-analyzed due to low levels.  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples, and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work orders have been evaluated, and conform to industry best-practice standards.

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2013 was 721,200 tonnes of copper, 9,000 tonnes of molybdenum, and 293,800 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.